UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-14625
CUSIP NUMBER:  878237106

(Check one):	x Form 10-K	o Form 20-F	o Form 11-K	o Form 10-Q	o Form 10-D
	o Form N-SAR	o Form N-CSR

	For Period Ended:	January 31, 2014
o Transition Report on Form 10-K
o Transition Report on Form 20-F
o Transition Report on Form 11-K
o Transition Report on Form 10-Q
o Transition Report on Form N-SAR
For the Transition Period Ended:

. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 PART I — REGISTRANT INFORMATION

Tech Data Corporation
Full Name of Registrant

N/A
Former Name if Applicable

5350 Tech Data Drive
Address of Principal Executive Office (Street and Number)

Clearwater, Florida 33760
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tech Data Corporation (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the year ended January 31, 2014 within the prescribed time period because it requires additional time to complete the required financial statements and related external audit. The Company expects to file the Form 10-K within the permitted 15-day extension of the prescribed due date of April 1, 2014. The Company needs the additional time because the resources necessary to prepare the Form 10-K were also working on completing and filing restated financial statements and becoming current in the Company’s required Annual and Quarterly Reports as described below.

On February 5, 2014, the Company filed its Annual Report on Form 10-K for the fiscal year ended January 31, 2013, and on February 25, 2014, the Company filed its Quarterly Reports on Form 10-Q for the quarters ended April 30, 2013, July 31, 2013 and October 31, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jeffery P. Howells	(727)	539-7429
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			x Yes No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes X No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward Looking Statements

The report includes "forward-looking statements" within the meaning of the federal securities laws and regulations, including those regarding the Company's expectation to file its Form 10-K for the fiscal year ended January 31, 2014 within the permitted 15-day extension of the prescribed due date of April 1, 2014. Forward -looking statements reflect management's analysis as of the filing date of this Notice, and the Company does not undertake to revise these statements to reflect subsequent developments.

Tech Data Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2014	By	/s/ Jeffery P. Howells
Jeffery P. Howells Executive Vice President and Chief Financial Officer (principal financial officer)